Government of Zimbabwe sets out Regulations for Indigenisation

Toronto, Ontario – February12, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) notes the recent gazetting of regulations pursuant to section 21 of the Indigenisation and Empowerment Act of 2008, in terms of which all companies are required to submit an indigenisation plan by April 15, 2010 explaining how their Zimbabwean operations will achieve the required minimum level of 51% ownership by indigenous Zimbabweans within five years across all business sectors.

The regulations also provide for the gazetting within twelve months of further rules relating to each sector and subsector of the economy as to what lesser share than the minimum indigenisation and empowerment quota may apply to businesses operating in the sector or subsectors in question.

The regulations also provide that a level of indigenisation lower than 51% may be assigned to a foreign-owned company where there are "socially and economically desirable objectives” in favour of such lower level.

The Chamber of Mines of Zimbabwe, on behalf of the mining sector currently, is in discussions with relevant authorities with respect to finalising the indigenisation and empowerment quota for the mining industry.

Caledonia’s formal response will be guided by the conclusion of these ongoing discussions and the applicable legislation.

Shareholders will be kept updated on further indigenisation developments.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.